January 28, 2005

Mr. Thinh Tran
President and CEO
Sigma Designs, Inc.
1221 California Circle
Milpitas, CA 95035

RE: Purchase of Series B Preferred Stock in Envivio from Sigma Designs, Inc.

Dear Mr. Tran,

The undersigned, Innovacom Venture Capital ("Purchaser"), hereby agrees to purchase from Sigma Designs, Inc. ("Sigma") Fifteen Thousand Thirty-five (15,035) shares of Series B Preferred Stock (the "Shares") of Envivio, Inc., a Delaware corporation, for a purchase price of Seventy-two US Dollars (US$72.00) per share or an aggregate purchase price of One Million Eighty Two Thousand Five Hundred Twenty Dollars (US$1,082,520.00). The closing to take place on or before Saturday January 29, 2005. At the closing Sigma will deliver to Purchaser the original certificate(s) for the Shares either together with a stock power signed by Sigma in blank, or with the back assignment signed by Sigma, either in blank or with Purchaser as the transferee, and thereupon Purchaser shall pay to Sigma the purchase price by wire transfer, check or similar means satisfactory to Sigma, provided, however that such purchase price must be received by Sigma on or before Friday 18, 2005.

We understand that Sigma Seller is the sole and exclusive owner of the Shares free and clear of any and all lien, encumbrances, options, pledges, security interests and other rights of any kind or nature, and that Sigma has the full right and authority to sell and transfer the Shares to Purchaser without the consent or approval of any other person or entity.

In purchasing the Shares, Purchaser represents to Sigma and Envivio, Inc. as follows:

(1)   Purchaser has the full right and authority to purchase the Shares and has obtained all applicable approvals. Purchase is a current shareholder of Envivio and is familiar with the business prospects and business plan of Envivio. Purchaser qualifies as an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Purchaser is further a sophisticated investor and by reason of its business or financial experience Purchaser has capacity to protect its own interests in connection with the purchase of the Shares. Purchaser acknowledges that an investment in the Shares is speculative and involves a high degree of risk, and represents and warrants that Purchaser is able, without impairing its financial condition, to hold the Shares for an indefinite period of time and suffer a complete loss of its investment therein.

(2)   Purchaser is acquiring the Shares for investment and not with a view to or for sale in connection with any distribution of said Shares or with any present intention of distributing or selling said Shares. Purchaser understands and agrees that the Shares have not

been registered under the Securities Act and may not be sold or otherwise disposed of except pursuant to an effective Registration Statement filed under the Act or pursuant to an exemption from the registration requirements of such Act. Purchaser represents and warrants that Purchaser understands that the Shares constitute restricted securities within the meaning of Rule 144 promulgated under the Act; that the exemption from registration under Rule 144 may not be available to Purchaser.

Purchaser agrees that all certificates representing any Shares to be purchased hereunder will have endorsed thereon certain restrictive legends as currently reflected on the certificate(s) for the Shares and/or as set forth in the documents under which the Shares were originally purchased.

Sincerely,

Innovacom Venture Capital

By: _____
Name: _____
Title _____

Agreed to:

Sigma Designs, Inc.

By: _____
          Thinh Tran, CEO and President

Date: January 28, 2005